Via Facsimile and U.S. Mail
Mail Stop 6010

February 21, 2008

Fernando L. Fernandez
Senior Vice President – Finance, Chief
Financial Officer, Treasurer and Secretary
Continucare Corporation
7200 Corporate Center Drive
Suite 600
Miami, FL 33126

      Re: **Continucare Corporation**
              Form 10-K for the Fiscal Year Ended June 30, 2007
              Form 10-Q for the quarter ended December 31, 2007
              File No. 001-12115

Dear Mr. Fernandez

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for year ended June 30, 2007

Exhibits

1. Please file Section 302 certifications of your CEO and CFO that include paragraph 4(b) and the portion of the introductory language in paragraph 4 that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Medical Claims Expense Recognition, page 27

2. We believe that reference to an "independent actuarial calculation" requires the consulting firm be named in a '34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a '33 Act registration statement, consent from the actuary must be provided in the '33 Act registration statement.

Note 3 – Acquisition, page F-13

3. Please revise to disclose the method used to amortize the customer relationships and clarify whether these relationships are contractual or non-contractual. Please tell us why your amortization method is appropriate in accordance with paragraph 12 of SFAS 142. In so doing, describe the pattern cash flows are expected to be derived from the acquired intangibles. Also, demonstrate for us why you believe that the amortization period is reasonable citing the factors considered in paragraph 11 of SFAS 142.

Form 10-Q for the quarter ended December 31, 2007

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 23

4. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were effective." Please revise to disclose whether your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e).

*　　　*　　　*

As appropriate, please amend your Form 10-K for the fiscal year ended June 30, 2007 and Form 10-Q for the quarter ended December 31, 2007 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney at (202) 551-3578 or Jeff Riedler, Assistant Director at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant